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                                                         Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                 Registration File No. 333-34216

           Newspaper Advertisement first published by First Savings
                       Bancorp, Inc. on May 17, 2000
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     Why are the Directors of First Savings
     recommending the merger
     with First Bancorp if it means
     shareholders are losing book value?


     Because, it is the
     very best, right thing to do.


  It's the right thing to do because there is a lot more to shareholder value
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than just "book value".  Actually, we think this is a classic case of giving up
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something for the short term to achieve a better, long term gain.  On a pro-
forma historical basis, while our shareholders give up some book value, earnings
                                                                        --------
per share are increased.  We believe, after all is said and done, earnings are
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the real key to shareholder value.
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  Since 1922, we've prospered because we put our customers first.  Since our conversion to a public company in 1994, we've built a widely acknowledged track record of rewarding our shareholders.
  Now, after a thorough and complete investigation, we find that the best way to continue our tradition of building value for shareholders and customers is to
                                                             ---
combine resources with First Bancorp, even if it means an up-front loss of book value.

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                  With First Bancorp, we believe shareholders
                    have a greater potential to experience:
                      1.  increased earnings per share
                      2.  enhanced dividends per share
                      3.  enhanced return on equity
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  Of course, there are other benefits, beyond book value, to shareholders.
They include:

1.  First Savings shareholders are expected to receive an INCREASED DIVIDEND
                                                          ------------------
    equivalent to an annual dividend rate of $1.10 per share.
2. First Savings shareholders will receive 1.2468 shares of First Bancorp stock for every share of First Savings stock they own.
3. To insure that the changes after the merger reflect the needs and wishes of First Savings customers, the new board will include seven current First Savings directors.
4. The new company will continue to have the entire First Savings employee and management team in place, so customers will see very few changes in the way we do business.
5. First Savings shareholders will own 49% of a banking company whose total shareholder equity should exceed $100 million.
6. First Savings shareholders will become part of a banking company with assets that are expected to exceed $900 million. The company expects to operate 11 full-service offices in Moore County, 28 offices in other NC counties for a total of 39 banking offices in the state.
7.  The new bank is expected to have the largest market share in Moore County.
8.  There will be more shareholders, thus stock liquidity should be increased.
9. The merger will make First Savings shareholders part of a banking company that has the modern products and services Moore County banking customers want -and need. (Services they are buying every day from other banks in the county.)

The best, most prudent, safest way for us to grow into a modern banking institution is to merge with First Bancorp. We urge you to join with our Board of Directors and vote "FOR" the merger.

                         QUESTIONS?  Call 910-692-6222

                                    [LOGO]

  If you own stock in First Savings Bancorp, you will be asked to vote to approve the proposed merger. Before you vote, a proxy statement/prospectus will be mailed to shareholders. We urge you to read it carefully because it will contain important information about the merger.
  The proxy statement/prospectus will be included in a Registration Statement on Form S-4 filed by First Bancorp with the Securities and Exchange Commission.
You may obtain a copy for free at the SEC's web site (http://www.sec.gov).
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After it is printed, shareholders can obtain a free copy from our Corporate
Secretary at First Savings Bancorp, Inc., P. O. Box 1657, Southern Pines, North Carolina 28388-1657; telephone (910) 692-6222. Our officers' and directors' interests in the Company (stock, contracts, etc.) are described in our September 24, 1999 proxy statement which is available for free from the Company or at the SEC web site.
  The proxy statement may be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048.